

June 14, 2011

<u>Via E-mail</u>
Mr. Edmund C. King
Acting President and Chief Financial Officer
Invisa, Inc.
1800 2nd Street
Suite 965
Sarasota, Florida 34236

   Re: **Invisa, Inc.**
      Form 10-K for the Year Ended December 31, 2010
      Filed March 14, 2011
      File No. 000-50081

Dear Mr. King:

   We have reviewed your response filed June 7, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year ended December 31, 2010

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Item 9a – Controls and Procedures, page 12

Evaluation of Disclosure Controls and Procedures, page 12

Management's Annual Report on Internal Control Over Financial Reporting, page 12

1. Please refer to our prior comment 1. We will continue our review of your response upon filing of the referenced amendment.

Financial Statements, page F-1

Statements of Cash Flows, page F-5

2. Please refer to our prior comment 2. We see your response indicates the previously referenced line item represents the fair value of the services contributed to the Company by its officer. As such, the amount represents an actual expense incurred so please revise the title in future filings, including any amendments, to remove the "pro forma" label.

Notes to Financial Statements, page F-7

Note H – Gain on Settlement of Debt, page F-12

3. Please refer to our prior comment 6. Please tell us if you have obtained a legal opinion to support your elimination of the referenced liabilities.

Acknowledgements

4. As previously requested, in connection with responding to our comments, the company should provide, in writing, a statement acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

/s/ Jay Webb "for"

Jeff Jaramillo
Accounting Branch Chief